UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34057 / October 21, 2020

In the Matter of	:
	:
Capital Group Emerging Markets	:
Total Opportunities Fund	:
6455 Irvine Center Drive	:
Irvine, California 92618-4518	:
	:
(811-22605)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on April 27, 2020, and an amendment on
September 18, 2020, requesting an order under section 8(f) of the Act declaring that it has
ceased to be an investment company.

On September 25, 2020, a notice of filing of the application was issued (Investment Company
Act Release No. 34029). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act
shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary